SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

08004368

Writer's Direct Dial Number:

301-230-5208
croberts@srgpe.com

August 4, 2008

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Electrocomponents plc – Exemption pursuant to Rule 12g3-2(b) promulgated under the Securities Exchange Act of 1934, as amended
SEC File No. 82-34672
Our File No. 018-031-00222

PROCESSED
AUG 20 2008
THOMSON REUTERS

SUPPL

Dear Sir:

Pursuant to the undertaking of Electrocomponents plc, a public limited company incorporated under the laws of England and Wales (the "Company"), to furnish the Securities and Exchange Commission with certain information described in its request for an exemption from Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as more fully set forth in the Company's letter to the Commission dated July 25, 2002, and received by the Commission on July 29, 2002, the Company hereby submits the following:

July 1, 2008	Stock Exchange Announcement – Holding(s) in Company
July 4, 2008	Stock Exchange Announcement – Holding(s) in Company
July 8, 2008	Stock Exchange Announcement – Notice of Interim Management Statement (IMS)
July 9, 2008	Stock Exchange Announcement – Annual Information Update
July 10, 2008	Stock Exchange Announcement – Director/PDMR Shareholding
July 18, 2008	Stock Exchange Announcement – Interim Management Statement
July 18, 2008	Stock Exchange Announcement – Result of Annual General Meeting (AGM)
July 18, 2008	Resolution of Electrocomponents PLC Passed July 18, 2008 – Special Resolution (Resolution 9), and Special Resolution (Resolution 10)
July 22, 2008	Stock Exchange Announcement – Holding(s) in Company
July 29, 2008	Stock Exchange Announcement – Holding(s) in Company

SHULMAN
ROGERS
GANDAL
PORDY &
ECKER, P.A.

July 29, 2008	Stock Exchange Announcement – Director/PDMR Shareholding
August 1, 2008	Stock Exchange Announcement – Blocklisting Interim Review

The Company understands that pursuant to Rule 12g3-2(b) the information and documents furnished hereby will not deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents constitutes an admission for any purpose that the Company is subject to the Exchange Act.

Please acknowledge your receipt of this letter, and of the enclosed material from the Company, by date-stamping the enclosed copy of this letter and returning it to the undersigned in the enclosed stamped, self-addressed return envelope. If you have any questions or comments, please do not hesitate to contact me at (301) 230-5208.

Very Truly Yours,

SHULMAN, ROGERS, GANDAL,
PORDY & ECKER, P.A.

By: Christopher C. Roberts
Christopher C. Roberts

Enclosures
cc: Adam Smith, Legal Advisor (w/o enc.)
18031915-128.doc
T: 081508

REG-Electrocomponents Holding(s) in Company

Released: 01/07/2008
com:20080701:RnsA0555Y

.
RNS Number : 0555Y

Electrocomponents PLC

01 July 2008

TR-1:notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting Electrocomponents
rights are attached:
GB0003096442
2. Reason for the notification (yes/no)
An acquisition or disposal of voting rights
Î§
An acquisition or disposal of financial instruments which may result in the acquisition of shares already
issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: UBS Global Asset Managmement - Traditional
4. Full name of shareholder(s) (if different from 3.): UBS Global Asset Managmement (Americas) Inc.
UBS Global Asset Managmement (Australia) Ltd
UBS Global Asset Managmement (Canada) Co.
UBS Global Asset Managmement Life Limited
UBS Global Asset Managmement (UK) Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different): 27 June 2008
6. Date on which issuer notified: 1 July 2008
7. Threshold(s) that is/are crossed or reached: 5.01%

8. Notified details:

A: Voting rights attached to shares

Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
(if possible using the ISIN CODE)
Number of Shares Number of Voting Rights viii Number of shares Number of voting rights ix % of voting rights

Direct x Indirect xi Direct Indirect

GB0003096442 Not Notifiable Not Notifiable 21,815,381 1,682,912 20,132,469 0.39% 4.62%

B: Financial Instruments
Resulting situation after the triggering transaction xii
Type of financial instrument Expiration date xiii Exercise/ Conversion Period/ Datexiv Number of voting rights that may be acquired if the instrument is exercised/ converted. % of voting rights

\- - - - -

Total (A+B)
Number of voting rights % of voting rights

21,815,381 5.01%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:
UBS Global Asset Managmement (Americas) Inc: 846,305 : 0.19%
UBS Global Asset Managmement (Australia) Ltd: 53,371 : 0.01%
UBS Global Asset Managmement (Canada) Co: 52,628 : 0.01%
UBS Global Asset Managmement Life Limited: 1,682,912 : 0.39%
UBS Global Asset Managmement (UK) Limited: 19,180,165 : 4.41%

Proxy Voting:
10. Name of the proxy holder: -
11. Number of voting rights proxy holder will cease to hold: -
12. Date on which proxy holder will cease to hold voting rights: -

13. Additional information:

14. Contact name: Ian Haslegrave
Company Secretary
01865 204000

15. Date: 1 July 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

HOLUUUPCMUPRGCG

REG-Electrocomponents Holding(s) in Company

Released: 04/07/2008
com:20080704:RnsD3589Y

RNS Number : 3589Y

Electrocomponents PLC

04 July 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: Electrocomponents
2. Reason for the notification (please tick the appropriate box or boxes)

An acquisition or disposal of voting rights X

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached

An event changing the breakdown of voting rights

Other (please specify): Transitional Notification

3. Full name of person(s) subject to the notification obligation: Sprucegrove Investment Management
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold is crossed or reached if different): June 30, 2008
6. Date on which issuer notified: July 2, 2008
7. Threshold(s) that is/are crossed or reached: 7.00%
8. Notified details:

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE

Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
Number of Shares	Number of Voting Rights viii	Number of shares	Number of voting rights ix		% of voting rights	
		Direct	Direct x	Indirect xi	Direct	Indirect
31,052,273	31,052,273	31,052,273	31,052,273		7.13%	

B: Financial Instruments

Resulting situation after the triggering transaction xii

Type of financial instrument   Expiration date xiii   Exercise/ Conversion Period/ Datexiv   Number of voting rights that may be acquired if the instrument is exercised/ converted.   % of voting rights

Total (A+B)

Number of voting rights	% of voting rights
31, 052,273	7.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable xv:

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name: Ian Haslegrave

15. Contact telephone number: 01865 207491

16. Date 4 July 2008

Notes

REG-Electrocomponents Notice of IMS

Released: 08/07/2008
com:20080708:RnsH5449Y

.
RNS Number : 5449Y

Electrocomponents PLC

08 July 2008

ELECTROCOMPONENTS PLC

FORTHCOMING ANNOUNCEMENT

In line with FSA Handbook DTR 4.3, we will be releasing an Interim Management Statement relating to the financial year ending 31 March 2009 at 7.00am on Friday, 18 July 2008. The Company's AGM will commence later that day at 12.00 noon.

Contacts:

Ian Mason	Group Chief Executive	01865 204000
Simon Boddie	Group Finance Director	01865 204000
John Sunnucks / David Allchurch	Tulchan Communications	0207 353 4200

END

STRRPMPTMMIMMIP

REG-Electrocomponents Annual Information Update

Released: 09/07/2008
com:20080709:RnsI6686Y

.
RNS Number : 6686Y

Electrocomponents PLC

09 July 2008

ELECTROCOMPONENTS PLC ("the Company")

In accordance with the Prospectus Rule 5.2, the following summarises the information which has been made available to the public by the Company over the last 12 months.

Whilst the Company confirms that the information relating to the Company referred to below was at the time of publication accurate and up-to-date, this information is not necessarily up to date as at the date of this Annual Information Update. The information appears by way of record and the Company is under no obligation to update it.

Regulatory Announcements made available via RNS

The text of the announcements below can be viewed either on the Company's website www.electrocomponents.com or at www.londonstockexchange.com.

08 July 2008	Notice of IMS
4 July 2008	Holdings in Company
01 July 2008	Holdings in Company
27 June 2008	Holdings in Company
26 June 2008	Holdings in Company
19 June 2008	Holdings in Company
19 June 2008	Annual Report and Accounts
28 May 2008	Final Results
21 May 2008	Holdings in Company
09 May 2008	Holdings in Company
8 May 2008	Notice of Results
23 April 2008	Holdings in Company
04 March 2008	Holdings in Company
03 March 2008	Directorate change
19 February 2008	Holdings in Company
14 February 2008	Interim Management Statement
08 February 2008	Holdings in Company
30 January 2008	Notice of IMS
29 January 2008	Holdings in Company
03 January 2008	Total Voting Rights
18 December 2007	Holdings in Company

04 December 2007	Total Voting Rights
04 December 2007	Holdings in Company
30 November 2007	Holdings in Company
28 November 2007	Half Yearly Report
22 November 2007	Director/PDMR Shareholding
14 November 2007	Holdings in Company
9 November 2007	Interim Results
01 November 2007	Total Voting Rights
01 November 2007	Directors' Declaration
30 October 2007	Holdings in Company
08 October 2007	Holdings in Company
01 October 2007	Total Voting Rights
26 September 2007	Trading Statement
20 September 2007	Notice of Trading Performance
12 September 2007	Holdings in Company
03 September 2007	Total Voting Rights
06 August 2007	Director/PDMR Shareholding
02 August 2007	Holdings in Company
01 August 2007	Blocklisting Interim Review
01 August 2007	Total Voting Rights
31 July 2007	Holdings in Company
31 July 2007	Holdings in Company
30 July 2007	Holdings in Company
30 July 2007	Holdings in Company
26 July 2007	Holdings in Company
23 July 2007	Director/PDMR Shareholding
19 July 2007	Holdings in Company
17 July 2007	Holdings in Company
13 July 2007	Interim Management Statement
13 July 2007	Result of AGM
11 July 2007	Director/PDMR Shareholding
28 June 2007	Notice of IMS
25 June 2007	Director/PDMR Shareholding
21 June 2007	Annual Report and Accounts
21 June 2007	Annual Information Update

Documents filed at Companies House

The information below can be obtained from Companies house, Crown Way, Cardiff,
CF14 3UZ or via Companies House website at www.companieshouse.gov.uk.

09/05/2008 288a Director Appointed

03/01/2008 88(2) Allotment of Ordinary Shares

17/12/2007 88(2) Allotment of Ordinary Shares

24/10/2007 88(2) Allotment of Ordinary Shares

12/10/2007 288c Director's Particulars changed

09/10/2007 88(2) Allotment of Ordinary Shares

24/09/2007 88(2) Allotment of Ordinary Shares

12/09/2007 288a Director Appointed

11/09/2007 88(2) Allotment of Ordinary Shares

06/09/2007 88(2) Allotment of Ordinary Shares

06/09/2007 88(2) Allotment of Ordinary Shares

29/07/2007 Accounts Company's Accounts

29/07/2007 288b Director Resigned

29/07/2007 Resolution

02/07/2007 363a Annual Return

21/06/2007 288c Director's Particulars changed

IAN HASLEGRAVE

Company Secretary

9 July 2008

END

AIUFKCKDKBKDBOK

REG-Electrocomponents Director/PDMR Shareholding

Released: 10/07/2008
com:20080710:RnsJ7970Y

.

RNS Number : 7970Y

Electrocomponents PLC

10 July 2008

Electrocomponents Plc - Long Term Incentive Plan ('LTIP') Award

Electrocomponents Plc (the 'Company') announces that the following conditional award of ordinary shares of 10p each in the Company ('Shares') was made to the Executive Directors of the Company under the Company's LTIP on 9 July 2008:

Ian Mason (Group Chief Executive) 220,000 Shares

Simon Boddie (Group Finance Director) 110,000 Shares

No consideration is payable for the Shares. Vesting of the Shares will normally take place after three years, conditional on satisfaction of the performance condition.

The Company was notified on 9 July 2008 of this transaction in accordance with FSA Disclosure and Transparency Rule 3.1.2 R.

Ian Haslegrave

Company Secretary

10 July 2008

This information is provided by RNS

The company news service from the London Stock Exchange

END

RDSSFIFFSSASESW

REG-Electrocomponents Interim Management Statement

Released: 18/07/2008

RNS Number : 3557Z

Electrocomponents PLC

18 July 2008

ELECTROCOMPONENTS PLC

Interim Management Statement

Electrocomponents plc, the leading high service distributor to engineers worldwide, has today issued its first interim management statement for the year ending 31 March 2009.

Performance Highlights

The key performance highlights for the first quarter of the financial year (the three months ended 30 June 2008) are:

* Group sales up 1%, International sales up 4% and UK sales down 2%.

* Within International(60% of Group revenues), Asia Pacific up 9%, Continental Europe sales up 1%; North America up 6%.

* Sales in Chinaup 40%.

* e-Commerce sales up 13%, representing 34% of Group sales.

* Gross margin stable at around 50%.

* Group operating costs reduced as a % of sales by 0.3% points.

* Strong cash flow maintained with net debt reduced by around £20msince the 2008 year endto around £130m.

Comment

Commenting on the first quarter, Ian Mason, Chief Executive said:

"Electros has set out a strategy to drive future performance and we are

implementing this strategy with pace.

Organic growth rates have slowed from the levels seen in the first half of the previous year. We are not immune to the slowdown in the economies where we operate. However, a number of actions are being delivered which should help offset the current economic challenges.

In the first quarter, we extended our leadership position in the vital Asia Pacific and China markets and launched a new production packaging offer. A number of initiatives are being implemented to improve the competitiveness of our electronics offer, better serve small and medium customers, step up growth in e-Commerce and reduce the cost base.

Rapid implementation of the strategy and our strong international market positions give a good platform to deliver sustained medium term growth."

Group Strategy

As explained at the full year results in May, the Group's strategy is to:

* Focus on our fast growing international markets.
* Accelerate the development of the Group's R&D and Maintenance offers.
* Exploit the full potential of e-Commerce.
* Leverage the Group's global infrastructure and increase operating margins.

Focus on fast growing international markets

Asia Pacific sales were up 9% in the quarter and now represent around 10% of Group sales. Sales in China were up by 40% and exited the quarter up around 50% driven by sales and marketing initiatives. South Asia achieved strong growth across the region, including our new business in Thailand, which continues to perform well. Australasia has continued to grow albeit at a slower rate than the consistently high levels of the past few years.

Allied, our North American business achieved 6% growth in much tougher market conditions on top of the 16% growth in the same quarter last year. Now the warehouse move is complete, management is focussed on customers, sales and marketing and targeted e-Commerce customer programmes which are already delivering strong web sales growth.

Many of our smaller businesses are performing well; for example in Benelux and
South Africa.

UK and Continental Europe performance has been disappointing due to tougher economic conditions, particularly impacting the maintenance sector. We are targeting higher growth sectors.

Accelerating the development of the Group's R&D and Maintenance offers

We are implementing a plan to improve the competitiveness of our electronics offer to R&D engineers.

We have expanded our product range, packaging and pricing options and changed our sales and marketing

approach to better serve new and existing customers.

Production packaging

We launched a new production packaging offer across the UK, France, Germany and
Italy in April.

This addresses a competitive gap that is key to both serving customers who require larger volumes and enabling the expansion of our electronics product range. Some 30,000 products from our existing

electronics range are now available in industry standard packaging options at competitive prices. The

offer is supported by technical sales resource, a specialist catalogue and an intensive marketing campaign.

The production packaging offer will be expanded to over 50,000 globally managed
products leveraging our

strong Japanese electronics product range, and rolled out across our European and Asia Pacific

markets by the end of the calendar year.

Serving new customers

Customer reaction has been very positive with many placing new business that we
were previously unable to

serve in the large prototyping and small batch manufacturing market. Traditional volume distributors are

increasingly under pressure in serving this market as their customer base fragments.

Expanding electronics products range

The electronics product range is being expanded significantly, particularly in
semiconductors. In the

period, around 12,000 new stocked products from leading suppliers such as National Semiconductor,

Microchip, Molex and Tyco have been added through continuous product introduction on the web and a

further 15,000 stocked new electronics products will be available in the October
catalogues.

We expect the sales from our new production packaging offer and the expanded product range to drive sales growth over the next couple of years.

Developing existing customers

Growth within our larger, sales force managed, customer accounts has generally
remained more robust across the Group. Our UK and European businesses have continued to grow large customer business and made a number of large account wins. In the UK, during the quarter, newly acquired large customers grew at double digit rates and 13 large customer accounts were won.

Our small and medium (SME) customers have been impacted more by the tougher economic conditions. We have increased our marketing activity to SME customers
through a more centralised approach to ensure faster implementation.

Own brand products provide both good value for money to customers and a higher
gross margin to the Group.

These products, which account for around 20% of sales in the UK and Europe, have
grown ahead of the market average in the first quarter as customers are increasingly value conscious. The marketing of own brand products is being stepped up and a global roll out plan is being implemented.

Exploiting the full potential of e-Commerce

e-Commerce sales during the quarter were up 13% representing 34% of Group sales.
The new website, which was launched in the UK and Europe in January, was rolled
out across all our operations in Asia Pacific in April. The new site provides
our customers with much improved functionality and product search capabilities.

Customer insight software is being used to better understand and react to

customer buying patterns whilst e-Commerce marketing is being increased significantly with 70,000 merchandising links in place acrossthe Group's web sites and a four fold increase in search engine marketing on the comparative quarter.

The new site is an excellent platform on which to develop the next phase of e-Commerce growth with centralisation of e-Commerce marketing increasing the pace of implementation.

Accelerating cost reduction activities

Group operating costs have reduced as a percentage of sales by 0.3% points; this is equivalent to around £0.7m savings in the quarter. Cost reductions have been targeted in all areas outside sales and marketing with significant savings made in logistics, paper and print. Further savings will be sought through more radical approaches to cost management.

Following a detailed review the implementation of EBS in our North American business has been deferred until after 2010. Our evaluation confirms that our current systems can support the business's growth in the intervening period.

The changes to put the UK defined benefit pension scheme (previously closed to new entrants) on a more sustainable financial basis were implemented in June. The deficit of the UK defined benefit pension scheme as at 31 March 2008 was £22m; based on the previous year end assumptions these changes

would reduce this to a small deficit. We are now reviewing similar actions to apply to two smaller defined benefit pension schemes outside the UK.

Note: all growth rates are adjusted for trading days and foreign exchange rate movements.

Enquiries:

Ian Mason Group Chief Executive
01865 204000

Simon Boddie Group Finance Director
01865
204000

John Sunnucks/ David Allchurch Tulchan Communications 020
73534200

There will be a telephone conference call today at 08.00 for analysts and investors with replay access to 31 July. Dial in instructions are set out below.

Electrocomponents plc - Conference Call Dial in Instructions

Date:	18 July 2008
UKTime:	07:50h for 08:00h
Telephone number:	+44 (0) 1452 555 566
PIN:	55992894#
Chairman:	Ian Mason

Electrocomponents plc - Replay Dial in Instructions(available until 31 July 2008)

Telephone number:	+44 (0) 1452 550000
PIN:	55992894#

END

IMSDDLFFVDBFBBE

REG-Electrocomponents Result of AGM

Released: 18/07/2008

RNS Number : 4221Z

Electrocomponents PLC

18 July 2008

Electrocomponents Plc - Annual General Meeting

Electrocomponents Plc announces that each of the resolutions set out in the Notice of Meeting dated 28 May 2008 were passed by shareholders at today's Annual General Meeting, including the following resolutions passed as Special Resolutions:

* Renewal of the Directors' authority for the purchase by the Company of its own shares.
* Adoption of new Articles of Association

Copies of the above resolutions have been submitted to the UK Listing Authority
and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North ColonnadeCanary WharfLondon
E14 5HS
Tel. no. + 44 (0) 20 7066 1000.

Ian Haslegrave

Company Secretary

18 July 2008

END

RAGRPMJTMMTBBRP

Company No. 647788

THE COMPANIES ACT 1985

PUBLIC COMPANY LIMITED BY SHARES

RESOLUTION

of

ELECTROCOMPONENTS PLC

Passed 18 July 2008

At an Annual General Meeting of the above-named Company, duly convened and held on 18 July 2008 at The International Management Centre, 8050 Oxford Business Park North, Oxford, OX4 2HW, the following special resolutions were duly passed:

SPECIAL RESOLUTION (RESOLUTION 9)

Renewal of Directors' authority for the purchase by the Company of its own shares

9 THAT the Company is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of ordinary shares of 10p each in the Company (ordinary shares) provided that:

(a) the maximum number of ordinary shares hereby authorised to be purchased is 43,535,000;

(b) the minimum price which may be paid for ordinary shares is 10p per ordinary share;

(c) the maximum price which may be paid for ordinary shares is an amount equal to the higher of (i) 105% of the average of the middle market quotations for an ordinary share taken from the London Stock Exchange Daily Official List for the five business days immediately preceding the date of purchase or (ii) the higher of the price of the last independent trade and the highest current bid as stipulated by Article 5(1) of Commission Regulation (EC) 22 December 2003 implementing the Market Abuse Directive as regards exemptions for buyback programmes and stabilisation of financial instruments (No 2273/2003);

(d) the authority hereby conferred shall expire at the conclusion of the next Annual General Meeting of the Company, unless such authority is renewed prior to such a time; and

(e) the Company may make a contract to purchase ordinary shares under the authority hereby conferred prior to the expiry of such authority which will or may be executed wholly or partly after the expiry of such authority, and may make a purchase of ordinary shares in pursuance of such contract.

SPECIAL RESOLUTION (RESOLUTION 10)

Articles of Association

10 To adopt new Articles of Association in substitution for, and to the exclusion of the existing Articles of Association with effect from 0.01am on 1 October 2008, or any later date on which section 175 of the UK Companies Act 2006 comes into effect.

....

Chairman of the Meeting

REG-Electrocomponents Holding(s) in Company

Released: 22/07/2008
com:20080722:RnsV6250Z

.
RNS Number : 6250Z

Electrocomponents PLC

22 July 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of
ELECTROCOMPONENTS PLC
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
â
An acquisition or disposal of financial instruments which may result in the
acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):____
3. Full name of person(s) subject to the notification
OppenheimerFunds Inc (OFI) and Baring Asset Management Limited (Baring)
obligation:
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold July 18, 2008
is crossed or reached if different):
6. Date on which issuer notified: July 21, 2008
7. Threshold(s) that is/are crossed or reached: 4%
(subsidiary independently crossed at 3.983%)
8. Notified details: Company
Secretary:
Ian
Haslegrave

Electrocomponents plc
International
Management Centre
8050
OxfordBusinessParkNorth OxfordOX4 2HW
Tel: +44 1865
204000
Fax: +44 1865
207400

A: Voting rights attached to shares

Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction
if possible using the ISIN CODE
Number of Shares Number of Voting Rights Number of shares Number of voting rights % of voting rights

Direct Direct Indirect Direct Indirect
GB0003096442

OFI 17,438,401 17,438,401
17,340,245 17,340,245 3.9831%
72,400
72,400 72,400 .0166%
Baring 72,400 17,510,801
17,412,645 17,412,645 3.9997%

Total 17,510,801

B: Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the % of voting rights

instrument is exercised/ converted.

Total (A+B)
Number of voting rights % of voting rights

17,412,645 3.9997%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:

OppenehimerFunds, Inc. owns, as of 7/18/08, 17,340,245shares equal to 3.9831% of the shares outstanding .
Baring Asset Management Limited owns, as of 7/18/08, 72,400 shares equal to .0166%
of the shares outstanding .
Shares outstanding: 435,350,416.0000

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Ian Haslegrave
15. Contact telephone number:	01865 207491
16. Date:	22 July 2008

END

HOLPUUWWMUPRGWP

REG-Electrocomponents Holding(s) in Company

Released: 29/07/2008
com:20080729:Rnsc0950A

.
RNS Number : 0950A

Electrocomponents PLC

29 July 2008

TR-1: notification of major interests in shares

1. Identity of the issuer or the underlying issuer of ELECTROCOMPONENTS PLC
existing shares to which voting rights are attached:
2. Reason for the notification (please tick the appropriate box or boxes)
An acquisition or disposal of voting rights
â
An acquisition or disposal of financial instruments which may result in the acquisition of
shares already issued to which voting rights are attached
An event changing the breakdown of voting rights
Other (please specify):____
3. Full name of person(s) subject to the notification OppenheimerFunds Inc (OFI) and Baring Asset Management Limited
obligation: (Baring)
4. Full name of shareholder(s) (if different from 3.):
5. Date of the transaction (and date on which the threshold July 24, 2008
is crossed or reached if different):
6. Date on which issuer notified: July 28, 2008
7. Threshold(s) that is/are crossed or reached: 4% (crossed to 4.0118%)
8. Notified details:

'Liz.Batman@electrocomponents.com'

Company Secretary:
Ian Haslegrave
Electrocomponentsplc
International Management Centre
8050 OxfordBusinessParkNorth
Oxford OX4 2HW
Tel: +44 1865 204000
Fax: +44 1865 207400

A: Voting rights attached to shares

Class/type of shares Situation previous to the Triggering transaction Resulting situation after the triggering transaction if possible using the ISIN CODE

Number of Shares Number of Voting Rights Number of shares Number of voting rights % of voting rights

Class/type of shares	Number of Shares	Number of Voting Rights	Number of shares Direct	Number of voting rights Direct	Number of voting rights Indirect	% of voting rights Direct	% of voting rights Indirect
GB0003096442							
OFI	17,340,245	17,340,245	17,392,795		17,392,795		3.9951%
Baring	72,400	72,400	72,400		72,400		.0166%
Total	17,412,645	17,412,645	17,465,195		17,465,195		4.0118%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument Expiration date Exercise/ Conversion Period/ Date Number of voting rights that may be acquired if the instrument is exercised/ converted. % of voting rights

Total (A+B)

Number of voting rights	% of voting rights
17,465,195	4.0118%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :
OppenehimerFunds, Inc. owns, as of 7/24/08, 17,392,795 shares equal to 3.9951% of the shares outstanding .
Baring Asset Management Limited owns, as of 7/24/08, 72,400 shares equal to .0166% of the shares outstanding .
Shares outstanding: 435,350,416.0000

Proxy Voting:

10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:

14. Contact name:	Ian Haslegrave
15. Contact telephone number:	01865 207491
16. Date:	29 July 2008

END

HOLPUUPWMUPRUBB

REG-Electrocomponents Director/PDMR Shareholding

Released: 29/07/2008
com:20080729:Rnsc1304A

.
RNS Number : 1304A

Electrocomponents PLC

29 July 2008

ELECTROCOMPONENTS PLC ('the Company')

Dealings by Directors/PDMRs

The Company has been notified that the following Directors, Mr I Mason, Chief Executive Officer and Mr S Boddie, Group Finance Director, have today each acquired 25,000 ordinary shares of 10p each in the Company.

The shares were acquired at a price of 154.47p.

Mr Mason now holds 137,349 shares in the Company, and Mr Boddie now holds 100,000 shares in the Company, which together represent less than 0.1% of the Company's issued share capital.

The Company was notified today of this transaction in accordance with FSA Disclosure and Transparency Rule 3.1.2 R.

IAN HASLEGRAVE

Company Secretary

29 July 2008

END

RDSSESFDUSASESW

REG-Electrocomponents Blocklisting Interim Review

Released: 01/08/2008
com:20080801:RnsA4911A

.

RNS Number : 4911A

Electrocomponents PLC

01 August 2008

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2008

1. Name of applicant:

   Electrocomponents plc

2. Name of scheme

   International Savings Related Share Option Scheme

3. Period of return:

   From 01.08.2007 To 31.07.2008

4. Balance under scheme from previous return:

   132,253

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

   0

6. Number of securities issued/allotted under scheme during period:

206

7 Balance under scheme not yet issued/allotted at end of period

132,047

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 500,000 - RA/Electrocomponents/0003/0002

9. Total number of securities in issue at the end of the period

435,350,416

Name of contact Amanda Evans

Address of contact IMC, 8050,OxfordBusinessPark North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents
plc..................................

If you knowingly or recklessly give false or misleading information you may be
liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2008

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

1988 Executive Share Option Scheme

3. Period of return:

From 01.08.2007 To 31.07.2008

4. Balance under scheme from previous return:

470,891

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

470,891

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 1,000,000 - RA/Electrocomponents/0004/001

9. Total number of securities in issue at the end of the period

435,350,416

Name of contact Amanda Evans

Address of contact IMC, 8050,OxfordBusinessPark North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents
plc..................................

If you knowingly or recklessly give false or misleading information you may
be
liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2008

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

US Employee Stock Purchase Plan

3. Period of return:

From 01.08.2007 To 31.07.2008

4. Balance under scheme from previous return:

186,206

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

207

7 Balance under scheme not yet issued/allotted at end of period

185,999

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 250,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,350,416

Name of contact Amanda Evans

Address of contact IMC, 8050,OxfordBusinessPark North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents plc..................................

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2008

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

Savings Related Share Option Scheme

3. Period of return:

From 01.08.2007 To 31.07.2008

4. Balance under scheme from previous return:

516,377

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

13,003

7 Balance under scheme not yet issued/allotted at end of period

503,374

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 1,000,000 - RA/Electrocomponents/0004/01
500,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,350,416

Name of contact Amanda Evans

Address of contact IMC, 8050,OxfordBusinessPark North, Oxford OX4 2HW

RECEIVED
2008 AUG 12 A 7:57

Telephone number of contact 01865 204000

Signed by ...Amanda Evans.....................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents
plc..................................

If you knowingly or recklessly give false or misleading information you may
be
liable to prosecution.

BLOCKLISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 1 August 2008

1. Name of applicant:

Electrocomponents plc

2. Name of scheme

Long Term Incentive Share Option Scheme

3. Period of return:

From 01.08.2007 To 31.07.2008

4. Balance under scheme from previous return:

500,000

5. The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return

0

6. Number of securities issued/allotted under scheme during period:

0

7 Balance under scheme not yet issued/allotted at end of period

500,000

8. Number and class of securities originally listed and the date of admission

Ordinary Shares of 10p each: 500,000 - GB0003096442

9. Total number of securities in issue at the end of the period

435,350,416

Name of contact Amanda Evans

Address of contact IMC, 8050,OxfordBusinessPark North, Oxford OX4 2HW

Telephone number of contact 01865 204000

Signed by ...Amanda Evans......................................

duly authorised officer, for and on behalf of

Name of applicant ......Electrocomponents
plc..................................

If you knowingly or recklessly give false or misleading information you may
be
liable to prosecution.

END

BLRILFISTTILIIT

END